EXHIBIT 99.2

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

Securities Code: 1919

July 25, 2018

NOTICE OF THE EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

Dear Shareholder:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of YAMADA SXL HOME CO., LTD. (the “Company”), which will be held on Thursday, August 9, 2018, at 10:00 a.m., Japan Standard Time at the headquarters of Yamada Denki Co., Ltd. (Convention Hall, 12F), 1-1 Sakae-cho, Takasaki, Gunma, Japan.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. Please examine the attached reference documents for the General Meeting of Shareholders, indicate “for” or “against” for the agenda item on the enclosed Voting Rights Exercise Form, and return it to reach us by 6:00 p.m. on Wednesday, August 8, 2018.

Sincerely yours,

Toshiaki Miyahara, President and Representative Director YAMADA SXL HOME CO., LTD. 1-1 Sakae-cho, Takasaki, Gunma, Japan

MEETING AGENDA

Item to Be Resolved:

Item:	Proposal for Approval of the Share Exchange Agreement between the Company and Yamada Denki Co., Ltd.

*	If attending the meeting in person, please present the enclosed Voting Rights Exercise Form at the reception desk.
*	If circumstances arise whereby revisions should be made to the contents of the reference documents for the General Meeting of Shareholders, notification of such revisions shall be published on the Company’s Internet website (http://www.sxl.co.jp/ir/stock_info/index3.html; in Japanese only).

REFERENCE DOCUMENTS FOR

THE GENERAL MEETING OF SHAREHOLDERS

Item:	Proposal for Approval of the Share Exchange Agreement between the Company and Yamada Denki Co., Ltd.

The Company and Yamada Denki Co., Ltd. (hereinafter referred to as “Yamada Denki”) resolved at the meetings of both of their Boards of Directors held on June 15, 2018 to execute a share exchange, whereby Yamada Denki becomes the wholly-owning parent company and the Company becomes the wholly-owned subsidiary (hereinafter referred to as “the Share Exchange”), and the two companies concluded a share exchange agreement between them (hereinafter referred to as “the Share Exchange Agreement”).

Therefore, this Agenda Item requests approval of the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled for September 1, 2018. In addition, Yamada Denki plans to execute the Share Exchange without approval by resolution of the General Meeting of Shareholders by means of the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph 2 of the Companies Act.

If this Agenda Item is approved, the Company will become the wholly-owned subsidiary of Yamada Denki as of September 1, 2018, which is to be the effective date of the Share Exchange. Ahead of this, it is planned to delist the Company’s shares on August 29, 2018, and the last day of trading for the Company’s shares will be August 28, 2018.

The reasons for executing the Share Exchange, an outline of the content of the Share Exchange Agreement, and other matters related to this Agenda Item are as follows.

1. Reasons for the Share Exchange

Since its founding as a private electrical appliance store in 1973, Yamada Denki has displayed innovation for growth in the consumer electrical appliance retailer industry, with “Creation and Challenge” and “Appreciation and Trust” as the management philosophy. Yamada Denki has always overturned conventional industry wisdom with its innovative ideas and continued to expand through proactive management that looks one step ahead, strengthening its financial structure through implementation of a sound capital policy, and reinforcement of the management resources base. Today, it is Japan’s biggest electrical home appliance merchandiser, and the only one with a nationwide store network, having built a new business model as an electrical home appliance merchandiser. In addition, acting as one of Japan’s largest network and services Internet of Things (IoT) companies, Yamada Denki has been enhancing what it offers by going from physical products to intangible services and physical products plus intangible services, and accordingly has been developing new services that meet customer needs “from the cradle to the grave,” through initiatives that entail analysis and application of big data encompassing its membership roster in excess of 60 million consumers, continuing to take on various challenges geared to achieving sustainable growth and development into the future. In June 2017, Yamada Denki launched Kaden Sumairu-kan, a new retail store format that can provide “whole home” services based on the concept of “stores that provide solutions for achieving total coordination of everything from home appliances to comfortable living spaces,” and is vigorously engaging in initiatives that maximize utilization of the Yamada Denki Group management resources. Such initiatives include smart house proposals through the Company and Yamada Wood House Co., Ltd. (hereinafter referred to as “Yamada Wood House”) and the expansion of new B to B and B to C demand through the rollout of Housetec Showrooms within Yamada Denki stores in collaboration with household equipment manufacturer Housetec Inc.

The Company has been meeting customer needs with flexible ideas that go beyond the confines of a conventional detached housing manufacturer and this creative management policy is aligned with Yamada Denki’s philosophy of “Creation and Challenge” in going beyond the confines of a conventional electrical home appliance merchandiser. The Company’s know-how in detached housing is useful for accelerating the development of the smart house business that Yamada Denki has been promoting. In addition, the tie-up with Yamada Denki is also leading to an enhancement of creditworthiness and boost in sales capabilities for the Company. Therefore, the Company and Yamada Denki arrived at the conclusion that a strong partnership between the two companies will contribute to further improving the corporate value of both corporate groups, and Yamada Denki acquired 67,400,000 of the Company’s shares on October 4, 2011 through a tender offer for shares of the Company and also acquired 35,000,000 shares on October 12, 2011 through a capital increase by way of third-party allotment. As a result, Yamada Denki became the parent company of the Company, owning 102,400,000 of the Company’s shares, or 50.19% of the Company’s total number of issued shares. Furthermore, the Company and Yamada Denki concluded a business tie-up agreement on November 8, 2011. Subsequently, Yamada Denki acquired 3,250,000 of the Company’s shares in an off-market transaction on March 21, 2013, and its ownership of the Company’s shares reached a total of 105,650,000, or 51.78% of the Company’s total number of issued shares.

Following the aforementioned construction of a capital relationship and conclusion of the business tie-up agreement, the two companies have aimed to enhance corporate value by working to increase competitiveness and improve management efficiency across the Yamada Denki Group by implementing measures such as joint sales promotion, including television commercials and advertising leaflets, and centralized purchasing for the Yamada Denki Group as a single entity. Moreover, the Yamada Denki Group had opened 30 Kaden Sumairu-kan stores as of May 31, 2018 with the ability to offer integrated solutions for everything related to the home, including the core home appliances, renovations, furniture and interior goods, finance, real estate and insurance. This initiative has led to an increase in the number of store visitors and the acquisition of customers in the Yamada Denki Group, primarily due to the beneficial effect of guiding customers toward display homes of the Company and Yamada Wood House located in the vicinity of the stores.

However, the electrical home appliance retail industry is facing a background which includes Japan’s declining birthrate and aging of the population, population decline, and the transition to the Internet-based society, as well as a market environment in which the times and social needs are changing rapidly. Japan’s housing industry is anticipating long-term population decline and an associated decrease in the number of new housing starts. The housing business is also strongly impacted by trends in personal consumption arising from such factors as employment conditions, trends in land prices and interest rates, government policy related to housing, and the housing tax system. In view of this environment, Yamada Denki has been pushing further forward with a business strategy that pursues the potential of synergies centered on the electrical home appliance business and leveraging the infrastructure of the housing business. In addition, the Company considers that there are urgent tasks to be addressed in the change and diversification of its business model, including a shift in the traditional focus on new building to a focus on housing stock aimed at the effective utilization of existing houses, such as measures to deal with vacant houses and renovation, and the construction of a prompt decision-making system and other corporate structures that can respond flexibly to the environment.

In such circumstances, it is anticipated that there will be a variety of advantages as a result of the Company becoming the wholly-owned subsidiary of Yamada Denki. These advantages include the achievement of speedy and flexible decision-making and thoroughgoing policy within the Yamada Denki Group, the construction of an even sturdier collaborative business framework as a result of maximizing the utilization of Yamada Denki’s various solution businesses, and the construction of a flexible management system associated with the elimination of conflicts of interest and reduction in expenses from the listing of both the parent and subsidiary that will result from delisting the subsidiary. Therefore, Yamada Denki concluded that the Share Exchange is the best way for the Company to achieve a sustainable growth strategy in its housing business and made a request to the Company in December 2017 for the Share exchange.

Since the 2011 business tie-up with Yamada Denki, the Company has also shared business strategy and policy as a member of the Yamada Denki Group and continuously carried on the spirit of the “housing philosophy” drafted by Rin-ei Kobori, its founder, to deliver housing with a commitment to harmonizing tradition, individuality, and progressiveness while proactively expanding its business.

Moreover, in addition to the “housing philosophy” spirit, in striving to enhance corporate value, the Company has set out a corporate philosophy that incorporates Yamada Denki’s spirit of “Creation and Challenge.” This philosophy is “We will constantly strive to refine our technology in the customers’ eyes and contribute to making luxurious and comfortable homes with a spirit of creation and challenge.”

Nevertheless, it is forecast that challenging conditions will continue in the environment for the housing industry. Although residential building starts, which according to the Ministry of Land, Infrastructure, Transport and Tourism Building Starts statistics fell below one million in fiscal 2009, have recovered slightly, there can be no expectation of any further recovery against the backdrop of Japan’s declining birthrate and aging of the population and population decline. In such an environment, since the business tie-up with Yamada Denki, the Company has achieved results from reforms, and net sales are generally on a recovery trend with the active recruitment of employees to boost sales capabilities, strengthened purchase of land for subdivision and the rebuilding and refurbishment of display homes and development of new display homes. However, this is not leading to an improvement in profit levels due to the impact from such factors as the burden of forward-looking investment.

In order for the Company to continue its development in the housing market of the future, a more flexible response than ever before will be required, and this includes breaking down the old values focused on new building and changing strategy to focus on housing stock. It will be necessary to implement this change speedily and flexibly with effective utilization of management resources, development of diverse sales channels, construction of a new business model, and other measures. The Company concluded that implementing these measures requires not only its own management resources but also a greater demonstration of strategy from a medium- to long-term perspective, managerial judgement, and Group synergy (such as increasing attraction of customers using Kaden Sumairu-kan, joint purchasing of materials and development of contractors). This will involve the maximum utilization of the overall management resources and network of the Yamada Denki Group and large-scale investment in developing new display homes, refurbishing display homes, strengthening recruitment and other areas aimed at promoting effective sales activities utilizing flexible fund procurement methods within the Yamada Denki Group.

Considering these circumstances, the Company concluded that becoming a wholly-owned subsidiary through the Share Exchange is the best strategy for sustainable growth going forward in view of the various advantages, which include an increase in management flexibility because delisting will facilitate flexible decision-making that is not constrained by short-term evaluations from the market, the further strengthening of Group strategy, and greater management efficiency due to a reduction in expenses as both the parent company and the subsidiary will no longer be listed, and the Company’s financial position, which has been squeezed with the deterioration in business performance.

Based on this perception, Yamada Denki and the Company engaged in a series of discussions and both companies agreed to have Yamada Denki make the Company its wholly-owned subsidiary through the Share Exchange. Through the Share Exchange, the two companies will aim to optimize and maximize the value chain by promoting a business strategy that makes maximum use of the management resources of the Yamada Denki Group and consolidating the management resources dispersed within the Group at subsidiaries according to the functions that the two companies possess, and strengthen collaboration within the Group, thereby further enhancing profitability and competitiveness at both companies. In addition, it is considered that the Share Exchange will increase the corporate value of both the Company and Yamada Denki, and will also be a beneficial restructuring for shareholders of both companies.

After Yamada Denki makes the Company into its wholly-owned subsidiary, the Company will strive to further penetrate the market by continuing the Kobori brand developed primarily for high-end custom-built houses over many years. In addition, both companies will work to maximize Group synergies as one of Japan’s largest network and services Internet of Things (IoT) companies based on “Creation and Challenge” and “Appreciation and Trust,” the management philosophy of the Yamada Denki Group, and to improve profitability and corporate value.

2. Outline of the Content of the Share Exchange Agreement

The content of the Share Exchange Agreement concluded by the Company and Yamada Denki on June 15, 2018 is as below.

Share Exchange Agreement (Copy)

Yamada Denki Co., Ltd. (hereinafter referred to as “Party A”) and YAMADA SXL HOME CO., LTD. (hereinafter referred to as “Party B”) conclude this share exchange agreement (hereinafter referred to as the “Agreement”) as of June 15, 2018 (hereinafter referred to as the “day of signing of the Agreement”) as follows.

Article 1 (Share Exchange)

In accordance with the provisions of the Agreement, Party A and Party B will execute a share exchange (hereinafter referred to as the “Share Exchange”) with Party A as the wholly-owning parent company resulting from a share exchange and Party B as the wholly-owned subsidiary resulting from a share exchange, and Party A will acquire all of Party B’s issued shares (excluding shares of Party B held by Party A. The same shall apply hereinafter) through the Share Exchange.

Article 2 (Trade Names and Legal Addresses of the Parties)

The trade names and legal addresses of Party A and Party B are as follows.

Party A	Trade name:	Yamada Denki Co., Ltd.
	Legal address:	1-1 Sakae-cho, Takasaki-shi, Gunma, Japan

Party B	Trade name:	YAMADA SXL HOME CO., LTD.
	Legal address:	1-1 Sakae-cho, Takasaki-shi, Gunma, Japan

Article 3 (Items Related to Number of Shares Delivered in the Share Exchange and Allotment Thereof)

1.	In the Share Exchange, Party A shall deliver to the shareholders of Party B (however, excluding Party A; such shareholders are hereinafter referred to as “Shareholders to Be Allotted Shares”) as of the time immediately before Party A acquires all of Party B’s issued shares through the Share Exchange (hereinafter referred to as the “Base Time”), the number of common shares of Party A produced when multiplying the total number of common shares of Party B held by those shareholders by 0.132, in exchange for the common shares of Party B held by those shareholders.

2.	In the Share Exchange, Party A shall allot 0.132 common shares of Party A to the Shareholders to Be Allotted Shares for each common share of Party B held by those shareholders.

3.	In the event any fractions of less than one (1) share are included in the number of common shares of Party A to be allotted to the Shareholders to Be Allotted Shares in accordance with the preceding two paragraphs, Party A shall process the allotment according to the provisions of Article 234 of the Companies Act or other relevant laws and regulations.

Article 4 (Amounts of Party A’s Capital and Legally Required Reserves)

The amounts of capital and legally required reserves of Party A to be increased through the Share Exchange shall be amounts separately established in an appropriate manner by Party A according to the provisions of Article 39 of the Regulation of Corporate Accounting.

Article 5 (Effective Date of the Share Exchange)

The date the Share Exchange becomes effective (hereinafter referred to as the “Effective Date”) shall be September 1, 2018; provided, however, that where the need arises in the implementation of procedures for the Share Exchange or for other reasons, the Effective Date may be changed by mutual consultation and agreement between Party A and Party B.

Article 6 (Approval of the Share Exchange Agreement)

1.	Pursuant to the provisions of the main clause of Article 796, paragraph 2 of the Companies Act, Party A shall execute the Share Exchange without approval of the Agreement at a general meeting of shareholders as provided for in Article 795, paragraph 1 of the Companies Act; provided, however, that Party A shall seek approval of the Agreement at a general meeting of shareholders on or before the date immediately prior to the Effective Date should approval of the Agreement by resolution of a general meeting of shareholders become necessary pursuant to the provisions of Article 796, paragraph 3 of the Companies Act.

2.	Party B shall seek approval of the Agreement by resolution of a general meeting of shareholders on or before the date immediately prior to the Effective Date.

Article 7 (Retirement of Treasury Shares)

Party B shall retire all of the treasury shares that Party B holds as of the Base Time (including treasury shares that Party B will acquire upon demand for share repurchase from dissenting shareholders exercised in relation to the Share Exchange pursuant to Article 785, paragraph 1 of the Companies Act) at the Base Time by resolution at a meeting of Party B’s board of directors to be held on or before the date immediately prior to the Effective Date.

Article 8 (Management of Company Assets)

Party A and Party B shall both execute their own business and manage and operate their own assets with the due care of a prudent manager between the day of signing of the Agreement and the date immediately prior to the Effective Date. In the event that either Party A or Party B intends to engage in an act that could have a serious impact on their assets or rights and obligations, the party concerned shall consult with and obtain agreement from the counterparty before engaging in such act.

Article 9 (Cancellation of the Agreement)

Party A and Party B may change terms and conditions of the Share Exchange and other particulars of the Agreement or cancel the Agreement following mutual consultation and agreement in the event that a material change in the status of assets or management occurs at Party A or Party B, or that circumstances that will seriously impede the execution of the Share Exchange arise or become known, or in the event that it becomes difficult to achieve the objective of the Agreement for any other reason between the day of signing of the Agreement and the date immediately prior to the Effective Date.

Article 10 (Effect of the Agreement)

The Agreement shall cease to be effective in cases corresponding to any of the following:

(1)	In the event that the approval by resolution of Party A’s general meeting of shareholders pursuant to the proviso of paragraph 1 of Article 6 becomes necessary but approval of the Agreement by resolution of Party A’s general meeting of shareholders is not obtained on or before the date immediately prior to the Effective Date;

(2)	In the event that approval of the Agreement by resolution of Party B’s general meeting of shareholders as provided for in paragraph 2 of Article 6 is not obtained on or before the date immediately prior to the Effective Date;

(3)	In the event that the obtainment of approval, permits, etc., from the relevant government authorities, etc., or notification to the relevant government authorities, etc., relating to the Share Exchange that is required to be performed on or before the Effective Date pursuant to laws and regulations, is not completed; and

(4)	In the event that the Agreement is cancelled pursuant to the preceding Article.

Article 11 (Jurisdiction)

All disputes between Party A and Party B related to the Agreement shall be under the primary agreed exclusive jurisdiction of the Tokyo District Court for the first instance.

Article 12 (Good Faith Negotiations)

In the event that any matters not provided for in the Agreement or doubts about matters relating to the interpretation of the Agreement arise, Party A and Party B shall both work to resolve them through mutual good faith negotiations.

IN WITNESS WHEREOF, Party A and Party B have caused original copy of this Agreement to be signed and affixed a seal by their representatives in duplicate, each party retaining one (1) copy thereof, respectively.

June 15, 2018

Party A:	Mitsumasa Kuwano President and Representative Director Yamada Denki Co., Ltd. 1-1 Sakae-cho, Takasaki-shi, Gunma, Japan	Seal
Party B:	Toshiaki Miyahara President and Representative Director YAMADA SXL HOME CO., LTD. 1-1 Sakae-cho, Takasaki-shi, Gunma, Japan	Seal

3. Matters concerning fairness of exchange consideration

(1)	Matters concerning fairness of total number or total amount of exchange considerations and allotment thereof

1)	Allotment in the Share Exchange

	Yamada Denki (wholly-owning parent company)	The Company (wholly-owned subsidiary)
Ratio of allotment in the Share Exchange	1	0.132
Number of shares to be delivered in the Share Exchange	Common stock of Yamada Denki: 12,973,022 shares (planned)

Notes: 1.	Ratio of allotment

0.132 share of Yamada Denki’s common stock (hereinafter referred to as “Yamada Denki’s Shares”) will be allotted and delivered for one common share of the Company. However, the Company’s shares owned by Yamada Denki (105,650,000 shares as of June 15, 2018) will not be subject to the allotment in the Share Exchange. The allotment ratio in the Share Exchange stated in the table above (hereinafter referred to as “the Share Exchange Ratio”) may be modified upon agreement by both companies in accordance with the Share Exchange Agreement in case of any significant change arises to the conditions that form the basis for its calculation.

2.	The number of Yamada Denki’s Shares to be delivered in the Share Exchange

Number of Yamada Denki’s Shares: 12,973,022 shares (planned)

The aforementioned number of shares has been calculated based on the Company’s total number of issued shares (204,018,184 shares) and treasury shares (87,714 shares) as of February 28, 2018 and the Company’s shares owned by Yamada Denki (105,650,000 shares) as of June 15, 2018.

At the time of the Share Exchange, Yamada Denki will allot and deliver the number of Yamada Denki Shares calculated based on the Share Exchange Ratio to all the shareholders of the

Company (except for Yamada Denki) in place of the shares of the Company owned as of the time immediately before Yamada Denki acquires all the Company’s total number of issued shares (excludes the Company’s shares owned by Yamada Denki) through the Share Exchange (hereinafter referred to as the “Base Time”). Yamada Denki plans to allocate treasury shares that it owns as the shares to be delivered through the Share Exchange and does not plan to issue any new shares at the time of allocation in the Share Exchange. The Company plans to retire all of the treasury shares that the Company owns (87,714 shares as of February 28, 2018) and all of the treasury shares that the Company will own by the Base Time (includes treasury shares that the Company will acquire in response to the demand from dissenting shareholders to purchase shares pursuant to Article 785, paragraph 1 of the Companies Act exercised in relation to the Share Exchange) at the Base Time by resolution at a meeting of the board of directors to be held on or before the date immediately prior to the Effective Date.

The number of shares to be allotted and delivered through the Share Exchange could be modified in the future due to reasons that include the acquisition and retirement of treasury shares by the Company.

3.	Treatment of fractional shares

It is expected that there will be new shareholders in possession of odd lots of Yamada Denki’s Shares (less than 100 shares) as a result of the Share Exchange. In particular, the Company’s shareholders who own less than 758 of the Company’s shares are expected to be in possession of only odd lots of Yamada Denki’s Shares, and odd lots of shares cannot be sold in financial instrument exchange markets. The following options regarding Yamada Denki’s Shares are available to the Company’s shareholders in possession of odd lots of Yamada Denki’s Shares.

1)	Demanding purchase of odd lots (sale of less than 100 share lots)

Allows the shareholder in possession of an odd lot of Yamada Denki’s Shares to demand Yamada Denki to purchase and to sell the shareholder’s holdings of Yamada Denki’s Shares less than one unit pursuant to the provisions in Article 192, paragraph 1 of the Companies Act.

2)	Adding to holdings of shares less than 1 unit (purchase to constitute 100 share lots)

Allows the shareholder in possession of an odd lot of Yamada Denki’s Shares to demand Yamada Denki to sell its shares to the shareholder and to buy these shares so that Yamada Denki’s Shares in the possession of the shareholder constitute 1 unit by adding to the odd lot based on the provisions stipulated in Article 194, paragraph 1 of the Companies Act and Yamada Denki’s Articles of Incorporation.

4.	Treatment of shares less than 1 share

The Company’s shareholders to be allotted and delivered Yamada Denki’s Shares that do not constitute 1 share as a result of the Share Exchange shall be delivered sale proceeds in proportion to the share less than 1 share from the sale of the number of Yamada Denki’s Shares equivalent to the total of all shares less than 1 share (rounded down in the case that the total number is less than 1 share) in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

2)	Rationale, etc. for allotment in the Share Exchange

(i)	Rationale and reason for allotment

As described above in “1. Reasons for the Share Exchange,” Yamada Denki made a request to the Company in December 2017 regarding the Share Exchange and as a result of serious discussion and negotiation between the two companies, the Company and Yamada Denki reached the conclusion that Yamada Denki making the Company its wholly-owned subsidiary would be the best decision for enhancing the corporate value of Yamada Denki and the Company.

As described below in “(4) 1) Measures to ensure fairness,” in order to secure the fairness and validity of the Share Exchange Ratio and other aspects of the Share Exchange, described above in “3. (1) 1) Allotment in the Share Exchange,” Yamada Denki selected Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) and the Company selected Mizuho Securities Co., Ltd. (hereinafter referred to as “Mizuho Securities”) as their respective third-party valuation institutions. In addition, Yamada Denki selected Nishimura & Asahi LPC and the Company selected KASUMIGASEKI PARTNERS LAW OFFICE as their respective legal advisors and entered full-scale examination.

As a result of careful discussion and examination based on the share exchange ratio calculation report received from Nomura Securities, which was requested to calculate the Share Exchange Ratio to be used in the Share Exchange, the advice received from Nishimura & Asahi LPC, and the results of due diligence, etc. that Yamada Denki carried out with respect to the Company, Yamada Denki reached a judgment that the Share Exchange Ratio is appropriate for the respective shareholders.

As described below in “(4) 1) Measures to ensure fairness,” and “(4) 2) Measures to avoid conflicts of interest,” the Company engaged in careful discussion and examination with regard to conducting the Share Exchange by the Share Exchange Ratio based on the share exchange ratio calculation report received on June 14, 2018 from Mizuho Securities, which was requested to calculate the Share Exchange Ratio to be used in the Share Exchange, the advice received from KASUMIGASEKI PARTNERS LAW OFFICE, a report received from a third-party committee (hereinafter referred to “the Third-Party Committee) on June 14, 2018 to the effect that the purpose of the Share Exchange is just and reasonable, the conditions of the Share Exchange are fair, the procedures in the process of negotiation for the Share Exchange are fair and that a resolution by the Board of Directors of the Company to conduct the Share Exchange will not be disadvantageous to the Company’s minority shareholders, and the results of due diligence, etc. that the Company carried out with respect to Yamada Denki. The Third-Party Committee comprised three members who are independent, outside experts with no interests in the Company and Yamada Denki, its controlling shareholder. These members were Takashi Ejiri (attorney-at-law, NATORI LAW OFFICE), Toraki Inoue (certified public accountant, Accounting Advisory Co., Ltd.), and Kazuo Yamasaki, the Company’s external Audit & Supervisory Board Member and independent officer. As described below in (ii) b. “Outline of calculations,” the Share Exchange Ratio is within the calculation range of the discounted cash flow method (hereinafter referred to as the “DCF method”) and also within the calculation range of the market value standard method included in the results of the calculations of the Share Exchange Ratio received from Mizuho Securities, so the Company reached a judgement that the Share Exchange Ratio is reasonable and not disadvantageous to the Company’s minority shareholders and decided that it is appropriate to conduct the Share Exchange by the Share Exchange Ratio.

Thus, by giving careful examination based on the results of due diligence, etc. that each party respectively carried out with respect to the counterparty by reference to the calculation result of the share exchange ratio and advice submitted to them by the respective third-party valuation institution, and the advice from the respective legal advisors, and by giving comprehensive consideration to other factors such as the financial conditions, business performance trends and share price trends, etc. of both parties, the two companies conducted serious negotiations concerning the Share Exchange Ratio several times. As a result, the Company and Yamada Denki reached a judgment that the Share Exchange Ratio is appropriate for the respective shareholders, and decided to conduct the Share Exchange by the Share Exchange Ratio, and by resolution at the respective Board of Directors’ meetings of two companies on June 15, 2018, the decision was made to conclude the Share Exchange Agreement between the both parties.

The Share Exchange Ratio may be modified upon agreement by both companies in accordance with the Share Exchange Agreement in case of any significant change arises to the conditions that form the basis for its calculation.

(ii)	Matters concerning calculations

a.	Names of valuation institutions and relationships with the listed companies

Nomura Securities, the third-party valuation institution of Yamada Denki, and Mizuho Securities, the third-party valuation institution of the Company, are both valuation institutions independent of Yamada Denki and of the Company. They are not parties related to Yamada Denki or the Company and do not have any significant interest worthy of indication with regard to the Share Exchange.

b.	Outline of calculations

Nomura Securities has adopted the average market value method (using June 14, 2018 as the Base Date, which is the Base Date for calculation, and employing the Tokyo Stock Exchange closing price on the Base Date for calculation, the average closing price for the 5 business days from June 8, 2018 to the Base Date for calculation, the average closing price for the 1 month from May 15, 2018 to the Base Date for calculation, the average closing price for the 3 months from March 15, 2018 to the Base Date for calculation, and the average closing price for 6 months from December 15, 2017 to the Base Date for calculation) in light of the fact that Yamada Denki and the Company are both listed on financial instruments exchanges and both have market value, and has also adopted the DCF method in order to reflect the status of future business activities in valuations.

The valuation range of the Company when the share price value of Yamada Denki is set to 1 under each assessment method is as follows.

Adopted method	Share Exchange Ratio calculation result
Average market value method	0.124 to 0.132
DCF method	0.097 to 0.133

In calculating the above Share Exchange Ratios, Nomura Securities used information provided from the two companies, publicly disclosed information, etc. on the assumption that such documents, information, etc., are all accurate and complete, and has not independently verified the accuracy or completeness of these. In addition, Nomura Securities has not conducted independent evaluations, appraisals, or valuations of the assets and liabilities (including contingent liabilities) of Yamada Denki, the Company, or subsidiaries and affiliated companies of these, including analysis and evaluation of individual assets or liabilities, and has not requested appraisal or evaluation from any third party. The Share Exchange Ratio calculation by Nomura Securities is based on information and economic conditions as of the Base Date for calculation. Additionally, it is assumed that the financial forecasts (including profit plans and other information) for the two companies have been rationally considered and prepared by the management members of the both companies, based on the best predictions and judgment possible at the time.

Yamada Denki’s profit plan, which Nomura Securities used as a premise for calculations under the DCF method, includes business years for which significant increase of earnings is expected. Specifically, for the fiscal year ended March 31, 2018, transient factors including reduction in gross profit and a significant decline in profits of the Company occurred as a result of inventory replacement taking into account a change in business format (i.e., renovation) to a new retail store format (Kaden Sumairu-kan), significant decrease in the absolute value of purchasing due to rationalization of inter-department inventory balances, and strategic performance of policy-directed inventory disposal. Despite this, for the fiscal year ending March 31, 2019, due to expected normalization of gross profit due to purchasing linked to sales, the contribution to profits from the change in business format to a new retail store format (Kaden Sumairu-kan), business performance recovery in the Company, reduced cost of maintaining the Company’s stock market listing, and contribution to profits from making NAKAYAMA CO., LTD. a subsidiary of Yamada Denki through a merger in the fiscal year ended March 31, 2018, an increase in operating profit of ¥33,359 million from the previous business year is forecast. The business plan presumes the execution of the Share Exchange provided by Yamada Denki.

The Company’s profit plan, which Nomura Securities used as a premise for calculations under the DCF method, includes business years for which significant increase of earnings is expected. Specifically, it anticipates an increase in operating profit of ¥1,299 million from the previous business year for the fiscal year ending February 28, 2019, due to an anticipated increase in sales in line with the strengthening of the Company’s sales structure to leverage group synergies with Yamada Denki, including exhibits at exhibitions, strengthening of recruitment, and strengthening of tie-ups with Kaden Sumairu-kan. It also anticipates reduced cost of maintaining the Company’s stock market listing, and, in the renovation business, the capture of reasonable profit from a large-scale special project (original-condition restoration work of total number of 10,000 rooms) for which an order was received in the previous business year. Compared with the respective previous business years, operating profit is forecast to increase by ¥937 million for the fiscal year ending February 29, 2020, by ¥793 million for the fiscal year ending February 28, 2021, and by ¥491 million for the fiscal year ending February 28, 2022. These anticipated increases are due to an anticipated increase in sales in line the strengthening of the Company’s sales structure to leverage group synergies with Yamada Denki, including exhibits at exhibitions, strengthening of recruitment, strengthening of tie-ups with Kaden Sumairu-kan, and reduced cost of maintaining the Company’s stock market listing. The business plan, which is provided by the Company and confirmed by Yamada Denki, presumes the execution of the Share Exchange.

In its calculations, Mizuho Securities has adopted the market value standard method in light of the fact that the Company and Yamada Denki are listed on financial instruments exchanges and both have market value, and has adopted the DCF method in order to reflect the status of future business activities in valuation.

Under the market value standard method, with regard to Yamada Denki, Mizuho Securities took June 14, 2018 as the Base Date for calculation and used the Tokyo Stock Exchange closing price on the Base Date for calculation, and the simple average closing prices for a period of 5 business days prior to the Base Date for calculation and for periods of 1 month, 3 months, and 6 months prior to the Base Date for calculation. With regard to the Company, Mizuho Securities used the Tokyo Stock Exchange closing price on the Base Date for calculation and the simple average closing prices for a period of 5 business days prior to the Base Date for calculation and for periods of 1 month, 3 months, and 6 months prior to the Base Date for calculation. Under the DCF method, Mizuho Securities, with regard to Yamada Denki, evaluates corporate value and stock value by discounting the present value of future cash flow, which is based on financial forecasts for the fiscal year ending March 31, 2019 to the fiscal year ending March 31, 2022 prepared by Yamada Denki, by a fixed discount rate. A discount rate of 4.6% to 5.6% was used. Mizuho Securities used the perpetuity growth method to calculate going-concern value, and employed a perpetuity growth rate of -0.5% to +0.5%. Yamada Denki’s business plan, which Mizuho Securities used as a premise for calculations under the DCF method, includes business years for which significant increase of earnings is expected. Specifically, for the fiscal year ended March 31, 2018, transient factors including reduction in gross profit and a significant decline in profits of the Company occurred as a result of inventory replacement taking into account a change in business format (i.e., renovation) to a new retail store format (Kaden Sumairu-kan), significant decrease in the absolute value of purchasing due to rationalization of inter-department inventory balances, and strategic performance of policy-directed inventory disposal. Despite this, for the fiscal year ending March 31, 2019, due to expected normalization of gross profit due to purchasing linked to sales, the contribution to profits from the change in business format to a new retail store format (Kaden Sumairu-kan), business performance recovery in the Company, and the contribution to profits from making NAKAYAMA CO., LTD. a subsidiary of Yamada Denki through a merger in the fiscal year ended March 31, 2018, an increase in operating profit of ¥33,236 million from the previous business year is forecast. This financial forecast does not presume the execution of the Share Exchange. Regarding the Company, Mizuho Securities evaluates corporate value and stock value by discounting the present value of future cash flow, which is based on financial forecasts for the fiscal year ending February 28, 2019 to the fiscal year ending February 28, 2022 prepared by the Company, by a fixed discount rate. A discount rate of 4.2% to 5.2% was used. Mizuho Securities used the perpetuity growth method to calculate going-concern value, and employed a perpetuity growth rate of -0.5% to +0.5%. The Company’s business plan, which Mizuho Securities used as a premise for calculations under the DCF method, includes business years for which significant increase of earnings is expected. For the fiscal year ending February 28, 2019, an increase in operating profit of ¥1,275 million from the previous business year is forecast. This is due to anticipated increase in net sales in line with the strengthening of the Company’s sales structure by leveraging group synergies with Yamada Denki, including exhibits at exhibitions, strengthening of recruitment, and strengthening of tie-ups with Kaden Sumairu-kan. In the renovation business, it also anticipates the capture of reasonable profit from a large-scale special project (original-condition restoration work of the total number of 10,000 rooms) for which an order was received in the previous business year. Compared with the respective previous business years, operating profit is forecast to increase by ¥394 million for the fiscal year ending February 29, 2020, by ¥586 million for the fiscal year ending February 28, 2021, and by ¥491 million for the fiscal year ending February 28, 2022. This is due to anticipated increase in net sales in line with the strengthening of the Company’s sales structure by leveraging group synergies with Yamada Denki, including exhibits at exhibitions, strengthening of recruitment, and strengthening of tie-ups with Kaden Sumairu-kan. This financial forecast does not presume the execution of the Share Exchange.

The calculation results for the appropriate range of the number of allocated shares of Yamada Denki per share of the Company under each assessment method are as follows.

Adopted method	Share Exchange Ratio calculation result
Market value standard method	0.112 to 0.146
DCF method	0.054 to 0.143

In calculating the above Share Exchange Ratios, Mizuho Securities in principle used information provided from the two companies, publicly disclosed information, etc. without change, on the assumption that such documents, information, etc., are all accurate and complete, and has not independently verified the accuracy or completeness of these. In addition, Mizuho Securities has not conducted independent evaluations, appraisals, or valuations of the assets and liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of the two companies, their subsidiaries, or their affiliated companies, including analysis and evaluation of individual assets or liabilities, and has not requested appraisal or evaluation from any third party. Furthermore, it is assumed that forecasts of future business performance, business outlook, and financial status have been prepared and created rationally through appropriate means by the management members of the entities, based on the best predictions and judgment possible at the time.

The results of calculation of the Share Exchange Ratio submitted by Mizuho Securities are not an expression of opinion on the fairness of the Share Exchange Ratio in the Share Exchange.

(2)	Matters concerning the fairness of the capital and reserves of Yamada Denki

The amount of increase in the capital and reserves of Yamada Denki under the Share Exchange will be determined by Yamada Denki in accordance with Article 39 of the Regulation of Corporate Accounting. This decision was made within the scope of laws and regulations and through comprehensive consideration and examination of circumstances including Yamada Denki’s capital policy and other circumstances, and is deemed to be reasonable.

(3)	Reason for the selection of common stock of Yamada Denki for the Exchange

As consideration in the Share Exchange, the Company and Yamada Denki have selected the common stock of Yamada Denki, the wholly-owning parent company.

The common stock of Yamada Denki is listed on the Tokyo Stock Exchange, with opportunity for transaction on the Exchange assured following the Share Exchange as well. Moreover, the shareholders of the Company will be able to share in synergistic effects accompanying the Share Exchange. For these reasons, the above decision is deemed to be appropriate.

(4)	Matters of note to prevent harm to the interests of shareholders of the Company other than Yamada Denki

1)	Measures to ensure fairness

As Yamada Denki is the parent company of the Company and already holds 51.78% of the total number of issued shares of the Company (as of February 28, 2018), both companies, deeming it necessary to ensure fairness in the Share Exchange, have enacted measures to ensure fairness, as follows.

(i)	Acquisition of calculation report from the independent third-party valuation institution

Yamada Denki selected Nomura Securities as a third-party valuation institution and, on June 15, 2018, acquired a calculation report concerning the Share Exchange Ratio. Please refer to 3. (1) 2) (ii) “Matters concerning calculations” above for an outline of the calculation report.

The Company selected Mizuho Securities as a third-party valuation institution and, on June 14, 2018, acquired a calculation report concerning the Share Exchange Ratio. Please refer to 3. (1) 2) (ii) “Matters concerning calculations” above for an outline of the calculation report.

Neither the Company nor Yamada Denki has acquired from its respective third-party valuation institution a statement of opinion (fairness opinions) to the effect that the Share Exchange Ratio is valid and fair from a financial viewpoint.

(ii)	Advice from independent law offices

Yamada Denki has selected Nishimura & Asahi LPC as its legal advisor, and has received legal advice from the law office on methods and processes, etc. for decision-making by the Board of Directors, including procedures for the Share Exchange.

Nishimura & Asahi LPC is independent from the Company and Yamada Denki, and does not have any significant interest with regard to the Company and Yamada Denki.

The Company has selected KASUMIGASEKI PARTNERS LAW OFFICE as its legal advisor, and has received legal advice from the law office on methods and processes, etc. for decision-making by the Board of Directors, including procedures concerning the Share Exchange.

KASUMIGASEKI PARTNERS LAW OFFICE is independent from the Company and Yamada Denki, and does not have any significant interest with regard to the Company and Yamada Denki.

2)	Measures to avoid conflicts of interest

As Yamada Denki is the parent company of the Company and already holds 51.78% of the total number of issued shares of the Company (as of February 28, 2018), the Company has enacted the following measures to avoid conflicts of interest.

(i)	Acquisition of report from the third-party committee without conflicts of interest between the Company

In order to prevent the Share Exchange from taking place under terms that are disadvantageous to minority shareholders of the Company, the Company established a third-party committee on February 14, 2018. In considering the Share Exchange, the Company requested advice from the committee on (a) the legitimacy and rationality of the purpose of the Share Exchange (including whether the Share Exchange would contribute to increase of the Company’s corporate value), (b) the fairness of the terms and conditions of the Share Exchange (including the validity of the Share Exchange Ratio), (c) the fairness of the procedures in the negotiation process of the Share Exchange, and (d) whether the Share Exchange would not be disadvantageous to minority shareholders of the Company.

The third-party committee was convened a total of nine times between February 15, 2018 and June 14, 2018. It engaged in collection of information, holding regular deliberations as required, and conducted a careful investigation of the above request for advice. In the investigation, the third-party committee received explanations from the Company on the purpose of the Share Exchange, the background leading to the Share Exchange, details of the Company’s corporate value including its financial situation, and the process of the negotiations and the decision concerning terms and conditions of the Share Exchange including the Share Exchange Ratio. It also received an explanation of the valuation of the Share Exchange Ratio in the Share Exchange from Mizuho Securities. In addition, the third-party committee received an explanation from KASUMIGASEKI PARTNERS LAW OFFICE, the legal advisor of the Company, concerning processes and methods, etc. for decision-making by the Board of Directors of the Company concerning the Share Exchange. The third-party committee submitted a report, dated June 14, 2018, to the Board of Directors of the Company, stating that, based on the circumstances and on the premise of the explanations, the results of calculations, and other investigative materials, the purpose of the Share Exchange is just and reasonable, the terms and conditions of the Share Exchange are fair, the procedures for the negotiation process of the Share Exchange are fair, and the resolution by the Board of Directors of the Company to carry out the Share Exchange is not disadvantageous to minority shareholders of the Company.

(ii)	Opinion noting the approval of all Directors who do not have conflicts of interest and no objections from all Audit & Supervisory Board Members who do not have conflicts of interest

Among the Directors of the Company, Noboru Yamada and Hitoshi Arai serve concurrently as Directors of Yamada Denki, and Fumihiko Masuda serves concurrently as Director of the Housing Business Promotion Office at Yamada Denki. Accordingly, to avoid conflicts of interest, they have not participated in deliberations and resolutions concerning the Share Exchange at Board of Directors meetings of the Company, and have not participated in deliberations and resolutions on the Share Exchange on behalf of the Company.

In addition, among the Audit & Supervisory Board Members of the Company, Makoto Igarashi concurrently serves as an Audit & Supervisory Board Member of Yamada Denki. Accordingly, to avoid a conflict of interest, he has not participated in deliberations concerning the Share Exchange at Board of Directors meetings of the Company, and has not expressed any opinions on the matter.

The proposal for the Share Exchange in the Board of Directors of the Company has been approved through unanimous agreement by four of the seven Board of Directors Members (excluding Noboru Yamada, Hitoshi Arai, and Fumihiko Masuda). In deliberation on the proposal, three of the four Audit & Supervisory Board Members of the Company (excluding Makoto Igarashi) attended the meeting and unanimously expressed the opinion that they have no objection to execution of the Share Exchange.

4. Matters to be used as reference in the exchange consideration

(1)	Prescriptions of Articles of Incorporations of Yamada Denki

In accordance with laws and regulations and with Article 15 of the Articles of Incorporation of the Company, the Articles of Incorporation of Yamada Denki are available on the Company’s website (http://www.sxl.co.jp/ir/stock_info/index3.html; in Japanese only).

(2)	Matters concerning the method for valuation of the exchange consideration

1)	Market for transacting the exchange consideration

Common stock of Yamada Denki is traded on the 1st Section of the Tokyo Stock Exchange.

2)	Parties who will perform mediation, agency, or proxy activities for transacting the exchange consideration

Mediation, agency, etc. for common stock of Yamada Denki is offered by securities firms around the country.

3)	Details of restrictions on transfer or other treatment of exchange consideration

No relevant matters apply.

(3)	Matters concerning the market price of the exchange consideration

Using the business day immediately before the date on which the conclusion of the Share Exchange Agreement was announced (June 15, 2018) as the Base Date, the 1-month and 3-month average closing prices of common stock of Yamada Denki on the 1st Section of the Tokyo Stock Exchange are ¥556 and ¥598, respectively.

The most recent market price of common stock of Yamada Denki and other information are available from the Tokyo Stock Exchange website (https://www.jpx.co.jp/english/).

(4)	Details of Yamada Denki balance sheets for business years with closing days occurring within the past five years

Pursuant to the provisions of Article 24, paragraph (1) of the Financial Instruments and Exchange Act, Yamada Denki submits an annual securities report for every business year. Accordingly, this information is omitted here.

5. Matters concerning fairness of the provisions of subscription rights to shares related to the Share Exchange

No relevant matters apply.

6. Matters concerning financial statements, etc.

(1)	Content of financial statements, etc. for the last business year of Yamada Denki

In accordance with the provisions of laws and regulations and Article 15 of the Articles of Incorporation of the Company, the content of financial statements, etc. for the last business year of Yamada Denki (fiscal year ended March 31, 2018) are available on the Company’s website (http://www.sxl.co.jp/ir/stock_info/index3.html; in Japanese only).

(2)	Details of incidents that occurred after the closing date of the last business year and that have major effects on the status of the companies’ financial assets

1)	The Company

Effective June 15, 2018, the Company concluded the Share Exchange Agreement that made Yamada Denki as the wholly-owning parent company and made the Company as the wholly-owned subsidiary. The content of the Share Exchange Agreement is as described in “2. Outline of the content of the Share Exchange Agreement.”

2)	Yamada Denki

(i)	Conclusion of share exchange agreement

Effective June 15, 2018, Yamada Denki concluded the Share Exchange Agreement that made Yamada Denki as the wholly-owning parent company and made the Company as the wholly-owned subsidiary. The content of the Share Exchange Agreement is as described in “2. Outline of the content of the Share Exchange Agreement.”

(ii)	Absorption-type merger with NAKAYAMA CO., LTD.

Yamada Denki performed an absorption-type merger involving Yamada Denki, as the company that survived, and its wholly-owned subsidiary NAKAYAMA CO., LTD., as the company that was dissolved, on April 1, 2018.

(iii)	Dividends of surplus

Yamada Denki paid dividends of surplus of ¥13 per share with a record date of March 31, 2018 as an ordinary year-end dividend on June 29, 2018.

- end -